AGREEMENT AND PLAN OF MERGER

by and among

YP CORP., a Nevada corporation,

LD ACQUISITION CO., a California corporation,

LIVEDEAL, INC., a California corporation,

RAJESH NAVAR AND ARATI NAVAR, TRUSTEES OF THE RAJESH & ARATI NAVAR LIVING TRUST DATED 9/23/2002, in its capacity as the Principal Shareholder of LiveDeal, Inc.

and

MR. RAJESH NAVAR, in his capacity as the Shareholders’ Representative

Dated as of June 6, 2007

MERGER AGREEMENT

This MERGER AGREEMENT (the “Agreement”) is made as of June 6, 2007 by and among YP Corp., a Nevada corporation (“YP”); LD Acquisition Co., a California corporation wholly owned by YP (“Merger Sub”); LiveDeal, Inc., a California corporation (“LiveDeal”); Rajesh Navar and Arati Navar, Trustees of the Rajesh & Arati Navar Living Trust dated 9/23/2002, (the “Principal Shareholder” and collectively with all other LiveDeal Shareholders, the “LiveDeal Shareholders”); and Rajesh Navar, in his capacity as the Shareholders’ Representative (as defined in Section 1.12).

RECITALS

A.    YP wishes to acquire the LiveDeal business from the LiveDeal Shareholders.

B.    YP has caused the formation of Merger Sub for the purpose of accomplishing a reverse triangular merger with LiveDeal.

C.    The parties have determined that it is in their respective best interests to merge Merger Sub with and into LiveDeal (the “Merger”) and to undertake such other actions described herein, all on the terms and subject to the conditions set forth in this Agreement.

D.    For federal income tax purposes, the parties intend, by executing this Agreement, to adopt a plan of reorganization and to cause the Merger to qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder.

E.    The Board of Directors of LiveDeal has approved this Agreement and the Merger.

F.    The Boards of Directors of each of YP and Merger Sub have (i) determined that the Merger is consistent with and in furtherance of the long-term business strategy of YP and fair to, and in the best interests of, YP, Merger Sub and their respective shareholders, and (ii) approved and adopted this Agreement, the Merger, and the other transactions contemplated by this Agreement.

STATEMENT OF AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

THE MERGER

1.1   The Merger. At the Effective Time (as defined in Section 1.3), in accordance with this Agreement and the California Corporations Code (“California Law”), Merger Sub shall be merged with and into LiveDeal, the separate existence of Merger Sub (except as such existence may be continued by operation of law) shall cease, and LiveDeal shall continue as the surviving corporation under the corporate name it possesses immediately prior to the Effective Time. LiveDeal, in its capacity as the corporation surviving the Merger, sometimes is referred to herein as the “Surviving Corporation.”

1.2   Effect of the Merger. The Surviving Corporation shall possess all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of Merger Sub and LiveDeal (collectively, the “Constituent Corporations”); all property, real, personal and mixed, and all accounts payable arising in the ordinary course of business and accrued expenses due on whatever account, and all debts, liabilities and duties due to each of the Constituent Corporations shall be transferred to and vested in the Surviving Corporation without further act or deed; and the Surviving Corporation shall be responsible and liable for all liabilities and obligations of each of the Constituent Corporations, in each case in accordance with California Law, but subject, as between the parties, to this Agreement.

1.3   Closing and Consummation of the Merger. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place contemporaneously with the execution of this Agreement and the delivery of the documents required pursuant to Section 6. Contemporaneous with the execution of this Agreement, the parties hereto will cause an agreement of merger (the “Agreement of Merger”) in the form of Exhibit A, along with officers’ certificates for each of the Constituent Corporations, to be filed with the Secretary of State of the State of California in accordance with California Law. The Merger shall be effective at such time as the Agreement of Merger is duly filed. The date and time when the Merger shall become effective is referred to as the “Effective Time.”

1.4   Articles of Incorporation and Bylaws; Directors and Officers. The Articles of Incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended and restated to read as attached hereto as Exhibit B. The Bylaws of LiveDeal as the Surviving Corporation shall be amended and restated as attached as Exhibit C to read the same as the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references to Merger Sub in the Bylaws of the Surviving Corporation shall be changed to refer to LiveDeal, Inc. The directors of Merger Sub holding office immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time.

1.5   Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, LiveDeal or the holders of any of the following securities:

(a)    Each share of common stock, no par value per share, of LiveDeal (the “LiveDeal Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares as defined in Article 5) shall automatically be cancelled and extinguished and converted into the right to receive, upon surrender of the certificate representing such share of LiveDeal Common Stock in accordance with the terms of Section 1.9 hereof, and subject to the conditions set forth in this Agreement, including the indemnification and escrow provisions set forth in Article 7 and Section 1.8, respectively, 0.072842 (the “Common Exchange Ratio”) fully paid and nonassessable shares of common stock, $0.001 par value per share, of YP (the “YP Common Stock”).

(b)    Each share of Series A Preferred Stock, no par value per share, of LiveDeal (the “LiveDeal Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares as defined in Article 5) shall automatically be cancelled and extinguished and converted into the right to receive, upon surrender of the certificate representing such share of LiveDeal Series A Preferred Stock in accordance with the terms of Section 1.9 hereof, and subject to the conditions set forth in this Agreement, including the indemnification and escrow provisions set forth in Article 7 and Section 1.8, respectively, 0.122986 (the “Series A Exchange Ratio”) fully paid and nonassessable shares of YP Common Stock, which takes into account the liquidation preference and right of participation of each share of LiveDeal Series A Preferred Stock as set forth in the LiveDeal Articles of Incorporation.

(c)    Each share of Series A-2 Preferred Stock, no par value per share, of LiveDeal (the “LiveDeal Series A-2 Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares as defined in Article 5) shall automatically be cancelled and extinguished and converted into the right to receive, upon surrender of the certificate representing such share of LiveDeal Series A-2 Preferred Stock in accordance with the terms of Section 1.9 hereof, and subject to the conditions set forth in this Agreement, including the indemnification and escrow provisions set forth in Article 7 and Section 1.8, respectively, 0.287742 (the “Series A-2 Exchange Ratio”) fully paid and nonassessable shares of YP Common Stock, which takes into account the liquidation preference and right of participation of each share of LiveDeal Series A-2 Preferred Stock as set forth in the LiveDeal Articles of Incorporation.

(d)    Each share of Series A-3 Preferred Stock, no par value per share, of LiveDeal (the “LiveDeal Series A-3 Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares as defined in Article 5) shall automatically be cancelled and extinguished and converted into the right to receive, upon surrender of the certificate representing such share of LiveDeal Series A-3 Preferred Stock in accordance with the terms of Section 1.9 hereof, and subject to the conditions set forth in this Agreement, including the indemnification and escrow provisions set forth in Article 7 and Section 1.8, respectively, 0.549920 (the “Series A-3 Exchange Ratio”) fully paid and nonassessable shares of YP Common Stock, which takes into account the liquidation preference and right of participation of each share of LiveDeal Series A-3 Preferred Stock as set forth in the LiveDeal Articles of Incorporation.

(e)    Each share of Series B Preferred Stock, no par value per share, of LiveDeal (the “LiveDeal Series B Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares as defined in Article 5) shall automatically be cancelled and extinguished and converted into the right to receive, upon surrender of the certificate representing such share of LiveDeal Series B Preferred Stock in accordance with the terms of Section 1.9 hereof, and subject to the conditions set forth in this Agreement, including the indemnification and escrow provisions set forth in Article 7 and Section 1.8, respectively, 0.754647 (the “Series B Exchange Ratio”) fully paid and nonassessable shares of YP Common Stock, which takes into account the liquidation preference and right of participation of each share of LiveDeal Series B Preferred Stock as set forth in the LiveDeal Articles of Incorporation.

(f)    The shares of YP Common Stock to be issued to the holders of the LiveDeal Common Stock, Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock and Series B Preferred Stock (collectively, the “LiveDeal Capital Stock”) pursuant to this Section 1.5 are referred to as the “Merger Shares.”

(g)    At the time of issuance, the Merger Shares shall not be registered under the Securities Act of 1933, as amended (“Securities Act”), will constitute restricted securities within the meaning of the Securities Act and will contain restrictive legends reciting prohibitions on the transfer of such shares to the extent required by the Securities Act and applicable state law. All shares of LiveDeal Capital Stock when so converted, shall no longer be outstanding and shall automatically be canceled and retired and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive, as applicable, the Merger Shares.

(h)    No fraction of a share of YP Common Stock will be issued. All such fractions will be rounded to the nearest whole share.

(i)     Each share of common stock, par value $.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one validly issued, fully paid and nonassessable share of common stock, no par value per share, of the Surviving Corporation.

1.6   Company Stock Options and Warrants.

(a)    At the Effective Time, each then outstanding and unexercised option to acquire LiveDeal Common Stock, whether or not exercisable at the Effective Time, (collectively, the “LiveDeal Options”) will be assumed by YP. Each LiveDeal Option so assumed by YP under this Agreement will continue to have, and be subject to, the same terms and conditions to which the applicable LiveDeal Option is subject (including the terms and conditions set forth in any applicable stock option agreement or other document evidencing such LiveDeal Option) immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (i) each LiveDeal Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of YP Common Stock equal to the product of the number of shares of LiveDeal Common Stock that were issuable upon exercise of such LiveDeal Option immediately prior to the Effective Time (disregarding any vesting schedule applicable to such option) multiplied by the Common Exchange Ratio, rounded down to the nearest whole number of shares of YP Common Stock and (ii) the per share exercise price for the shares of YP Common Stock issuable upon exercise of such assumed LiveDeal Option will be equal to the quotient determined by dividing the exercise price per share of LiveDeal Common Stock of such LiveDeal Option by the Common Exchange Ratio, rounded up to the nearest whole cent; provided, however, that in the case of any LiveDeal Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the option price, the number of shares subject to such option, and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code. Each assumed LiveDeal Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as to immediately prior to the Effective Time, except to the extent such LiveDeal Option (either by its terms or by the terms of another agreement) provides for acceleration of vesting in which case such LiveDeal Option shall be vested immediately following the Effective Time as to the total number of shares in accordance with such terms and provisions. As soon as reasonably practicable, YP will issue to each holder of an assumed LiveDeal Option a document evidencing the foregoing assumption of such LiveDeal Option by YP and setting forth the holder’s rights under the LiveDeal Options after giving effect to the adjustment required by this Section 1.6(a).

(b)    At the Effective Time, each then outstanding and unexercised warrant to acquire LiveDeal Common Stock, whether or not exercisable at the Effective Time, (collectively, the “LiveDeal Warrants”) will be assumed by YP. Each LiveDeal Warrant shall be subject to adjustment in the same manner as the LiveDeal Options, as set forth in subsection (a) above.

(c)    YP has taken all corporate action necessary to reserve for issuance a sufficient number of shares of YP Common Stock for delivery upon exercise of the LiveDeal Options and LiveDeal Warrants in accordance with this Section 1.6.

1.7   Dissenting Shares. As more fully set forth in Article 5, holders of shares of Company Common Stock who have complied with all requirements for perfecting shareholders’ rights of appraisal, as set forth in Section 1300 of the California Law, shall be entitled to their rights under the California Law with respect to such shares.

1.8   Escrow.

(a)    At Closing, YP, the Shareholders’ Representative and Thomas Title & Escrow, LLC (the “Escrow Agent”) shall have entered into an escrow agreement in substantially the form attached hereto as Exhibit D (the “Escrow Agreement”). Twenty percent of the combined total of the Merger Shares and the shares issuable upon conversion of debt provided in Section 4.5 (the “Escrow Shares”) will be deposited by YP and held by the Escrow Agent in escrow (the “Escrow Fund”) as security to cover potential losses or other claims for which YP is entitled to indemnification or recovery pursuant to Article 7. At the Closing, the LiveDeal Shareholders will be deemed to have received and deposited with the Escrow Agent the Escrow Shares, without any act of any LiveDeal Shareholders. Subject to any claims made by YP and pursuant to the terms of the Escrow Agreement, the Escrow Shares will be released to the LiveDeal Shareholders on the first anniversary of the Closing.

(b)    The approval of this Agreement by the LiveDeal Shareholders shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including without limitation the placement of the Escrow Shares in escrow and the appointment of the Shareholders’ Representative (as defined in Section 1.12 below).

1.9   Exchange; Delivery of Certificates.

(a)    At the Closing, YP shall serve as the “Exchange Agent” and as soon as practicable and in any event within 10 days after the Effective Time, will mail to each record holder (including nominee holders for distribution to beneficial holders) of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of LiveDeal Capital Stock (the “Certificates”) a letter of transmittal in the form attached as Exhibit E (“Letter of Transmittal”). Upon surrender for cancellation to the Exchange Agent of one or more Certificates held by any record holder of a Certificate, together with such Letter of Transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor that number of Merger Shares to which such holder is entitled in respect of the shares represented by such Certificate or Certificates pursuant to this Article 1 and any Certificate so surrendered shall forthwith be cancelled. YP, in its capacity as Exchange Agent, upon receipt of a completed and duly executed Letter of Transmittal and applicable Certificate(s) in accordance with the instructions set forth in the Letter of Transmittal will promptly cause its transfer agent, Registrar & Transfer Company to issue such replacement certificates. No interest will be paid or accrued on the Merger Shares or cash in lieu of fractional shares payable to the holder of the Certificates.

(b)    If any Merger Shares are to be issued in a name other than that in which the Certificate surrendered is registered, it shall be a condition of such issuance that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the party requesting such payment shall pay to the Exchange Agent any taxes required by reason of payment or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. YP shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of LiveDeal Capital Stock such amounts as YP is required to deduct and withhold with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax law. To the extent that amounts are so withheld by YP, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of LiveDeal Capital Stock in respect of which such deduction and withholding was made by YP.

1.10        Lost Stock Certificate. In the event any certificate representing shares of the LiveDeal Capital Stock shall have been lost, stolen or destroyed, upon the making of an affidavit in form and substance acceptable to YP of that fact by the person claiming such certificate to be lost, stolen or destroyed, YP shall deliver in exchange for such lost, stolen or destroyed certificate a certificate for the Merger Shares in exchange therefor pursuant to the provisions of Sections 1.5 and 1.9. YP may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate to provide to YP an indemnity agreement and/or post a bond to cover any claim that may be made against YP with respect to the certificate alleged to have been lost, stolen or destroyed.

1.11        Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full possession of all the rights, privileges, immunities and franchises of the Constituent Corporations, or fully subject the Surviving Corporation to all debts and obligations of the Constituent Corporations, the officers and directors of the Surviving Corporation are fully authorized in the name of the Constituent Corporations or otherwise to take, and shall take, all such actions.

1.12        Shareholders’ Representative.

(a)    By approval and adoption of this Agreement by the LiveDeal Shareholders, Rajesh Navar (the “Shareholders’ Representative”) is hereby irrevocably appointed to act as the LiveDeal Shareholders true and lawful attorney-in-fact and agent, with full power of substitution for him and in his name, place and stead, in any and all capacities, to execute any and all agreements and documents required or contemplated by this Agreement, including any amendments or waivers hereto, on behalf of the LiveDeal Shareholders, and to deal with all claims under this Agreement, including any claims for indemnification, and settlements in respect thereto and to notify, negotiate and resolve any and all other issues concerning the Agreement with YP. If for any reason, Rajesh Navar believes that a conflict of interest exists that prohibits him from properly performing his duties as Shareholders’ Representative, he reserves the right to appoint a representative of Torstar Corporation as Shareholders’ Representative. YP shall be entitled to send all notices to, and to rely upon all consents and approvals given, and all other actions taken by the incumbent Shareholders’ Representative until such time as YP receives actual notice of such Shareholders’ Representative’s death or incapacity. YP shall be entitled to rely upon the response of the Shareholders’ Representative in all matters pertaining to the subject matter hereof, including, without limitation, any consent or approval provided or contemplated hereunder to be given by or on behalf of, or obtained from, the LiveDeal Shareholders. Notice to or service upon the Shareholders’ Representative shall be deemed to constitute good and sufficient notice or service upon all of the LiveDeal Shareholders for all matters, including without limitation, all notices of or demands for legal processes.

(b)    The following represents an agreement solely among the LiveDeal Shareholders and the Shareholders’ Representative, and none of YP, Merger Sub or LiveDeal is a party hereto. Neither the Shareholders’ Representative nor any of LiveDeal’s directors, officers, agents or employees, if any, shall be liable to any LiveDeal Shareholder for any error of judgment, or any action taken, suffered or omitted to be taken under this Agreement or the Escrow Agreement, except in the case of its gross negligence, bad faith or willful misconduct. The Shareholders’ Representative may consult with legal counsel, independent public accountants and other experts selected by him. The Shareholders’ Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or the Escrow Agreement. As to any matters not expressly provided for in this Agreement or the Escrow Agreement, the Shareholders’ Representative shall not exercise any discretion or take any action. Each LiveDeal Shareholder shall indemnify and hold harmless and reimburse the Shareholders’ Representative from and against such LiveDeal Shareholder’s Pro Rata Portion (as defined in Section 7.2) of any and all liabilities, losses, damages, claims, costs or expenses suffered or incurred by the Shareholders’ Representative arising out of or resulting from any action taken or omitted to be taken by the Shareholders’ Representative under this Agreement or the Escrow Agreement, other than such liabilities, losses, damages, claims, costs or expenses arising out of or resulting from the Shareholders’ Representative’s gross negligence, bad faith or willful misconduct.

1.13        Tax Consequences. Except as specifically provided in Section 2.8 and in the last sentence of Section 4.6, YP makes no representations, warranties or covenants to LiveDeal or to any LiveDeal Shareholder or other holder of LiveDeal securities regarding the tax treatment of the Merger, or any of the tax consequences to LiveDeal or to any LiveDeal Shareholder or other holder of LiveDeal securities of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby, and LiveDeal, Principal Shareholder, and the Shareholder Representative acknowledges that LiveDeal and the LiveDeal Shareholders are relying solely on their own tax advisors in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The parties to this Agreement adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g) and Proposed Treasury Regulations Section 1.368-3(a).

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF YP AND MERGER SUB

YP and Merger Sub hereby represent and warrant to LiveDeal and the Principal Shareholder as of the date hereof as follows. For purposes of this Agreement, “knowledge of YP” or “knowledge of Merger Sub” (or similar phrases) means the actual knowledge of the Chief Executive Officer and the Chief Financial Officer of YP provided that each of them shall have made reasonable inquiry with the employees of the company who report directly to them of such facts and matters represented.

2.1   Organization and Qualification. YP is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of California, and each has the requisite corporate power and authority to own and operate its properties and to carry on its business as now conducted in every jurisdiction where the failure to do so would cause a YP Material Adverse Effect. The term “YP Material Adverse Effect”, as used in this Agreement, means any change in or effect on YP or any of its subsidiaries that is materially adverse to the business, operations, condition (financial or otherwise), customers, employees or suppliers, assets (tangible or intangible), liabilities or results of operations of YP and its subsidiaries taken as a whole, except for any such changes or effects principally resulting from or principally arising in connection with (i) any occurrence or condition affecting YP’s industry generally that does not disproportionately affect YP and its subsidiaries, taken as a whole; or (ii) any changes in general economic conditions that does not disproportionately affect YP and its subsidiaries, taken as a whole.

2.2   Authority Relative to This Agreement. Each of YP and Merger Sub has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by YP and Merger Sub and the consummation by YP and Merger Sub of the transactions contemplated hereby, including the issuance of the Merger Shares, and the shares to be issued upon conversion of outstanding indebtedness pursuant to Section 4.5 below have been duly authorized by YP and Merger Sub, and no other corporate proceedings (including any vote of YP’s stockholders) on the part of YP or Merger Sub are necessary to authorize this Agreement and such transactions. YP has taken all corporate action necessary to reserve for issuance a sufficient number of shares of YP Common Stock for delivery upon exercise of the LiveDeal Options and LiveDeal Warrants. This Agreement has been duly executed and delivered by YP and Merger Sub and constitutes a valid and binding obligation of each, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization or other similar laws relating to the enforcement of creditors’ rights generally and by general principles of equity. Neither YP nor Merger Sub is subject to, or obligated under, any provision of (a) its Articles of Incorporation or its Bylaws; (b) any agreement, arrangement or understanding; (c) any license, franchise or permit; or (d) any law, regulation, order, judgment or decree, that would be breached, or violated, or in respect of which a right of termination or acceleration would arise or any encumbrance on any of its or any of its subsidiaries’ assets would be created, by its execution, delivery and performance of this Agreement and the consummation by it of the transactions contemplated hereby.

2.3   Validity of Stock. The Merger Shares shall be, when issued: (a) duly authorized, validly issued, fully paid and nonassessable; and (b) free of preemptive rights or other liens and encumbrances created by any person or entity (other than the LiveDeal Shareholders), except for restrictions on transfer under applicable federal securities laws, including Rule 144 promulgated under the Securities Act.

2.4   Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any third party or federal, state or local governmental authority on the part of YP or Merger Sub is required in connection with the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, except the filing of the Agreement of Merger under California Law and filings to be made pursuant to federal and state securities laws, all of which shall be timely made.

2.5   SEC Documents. Since January 1, 2005, YP has filed on a timely basis with the Securities and Exchange Commission (the “SEC”) and made publicly available Reports on Form 8-K, 10-Q and 10-K and a definitive proxy statement for its 2006 and 2007 Annual Meeting of Stockholders required to be filed under the Securities Exchange Act of 1934 (the “Exchange Act”) (such documents, as amended, the “YP SEC Documents”). As of their respective dates, the YP SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC applicable thereto, and none of YP SEC Documents contained, at the time they were filed or as of the date hereof, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.6   OTCBB. The YP Common Stock is quoted on the Nasdaq Over-the-Counter Bulletin Board (the “OTCBB”). Neither YP nor Merger Sub has knowledge of any events, facts or circumstances currently in existence that will result in a delisting of the YP Common Stock from the OTCBB.

2.7   Financial Statements. The financial statements included in the YP SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP, and fairly and accurately present in all material respects in accordance with applicable requirements of GAAP the consolidated financial position of YP and its consolidated subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of YP and its consolidated subsidiaries for the periods presented therein (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of SEC Regulation S-X and subject, in the case of unaudited statements, to normal recurring adjustments, none of which were or are expected, individually or in the aggregate, to be material in amount, and except as may be disclosed in any filing made by YP with the SEC prior to the Effective Time). Except as set forth in the unaudited consolidated balance sheet of YP and its subsidiaries as of March 31, 2007 as set forth in the Quarterly Report on Form 10-Q filed by YP with the SEC on May 15, 2007, YP has no liabilities or obligations (whether accrued, absolute, contingent, unliquidated, known, unknown or otherwise), other than (i) liabilities incurred in the ordinary course of business, and (ii) obligations under contracts and commitments incurred in the ordinary course of business, which, in the case of both subsection (i) and (ii), individually or in the aggregate, are not material to the financial condition or operating results of YP.

2.8   Reorganization Treatment.

(a)    Intention Regarding the Surviving Corporation. Except for transfers of stock and assets described in Treasury Regulations Section 1.368-2(k) or transfers of the stock of the Surviving Corporation to another subsidiary controlled by YP within the meaning of Section 368(c) of the Code, to the knowledge of YP, YP has no current plan or intention: (i) to liquidate the Surviving Corporation; (ii) to merge the Surviving Corporation with or into another corporation; (iii) to sell or otherwise dispose of the stock of the Surviving Corporation; or, (iv) except for dispositions made in the ordinary course of business, to cause the Surviving Corporation to sell or otherwise dispose of all or substantially all of its assets.

(b)    Intention Regarding YP Stock. Except with respect to (i) open-market purchases of YP’s stock pursuant to a general stock repurchase program of YP that has not been created or modified in connection with the Merger (and, for purposes of clarification, the repurchase program of YP, approved on May 25, 2007, which will not, and is not intended to, favor participation by former LiveDeal Shareholders, shall not be considered as being created or modified in connection with the Merger), (ii) repurchases in the ordinary course of business and unvested shares, if any, acquired from terminated employees, (iii) payments of cash in lieu of the issuance of fractional shares, or (iv) transactions contemplated in this Agreement, to the knowledge of YP, YP does not have any current plans or intentions to, redeem or otherwise acquire any of the stock of YP issued to the LiveDeal Shareholders pursuant to this Agreement immediately following the Merger.

(c)    Control. Prior to the Merger, YP will be in control of Merger Sub within the meaning of Section 368(c) of the Code. To the knowledge of YP, YP has no current plan or intention to cause the Surviving Corporation, after the Merger, to issue additional shares of stock of the Surviving Corporation that would result in YP losing control of the Surviving Corporation within the meaning of Section 368(c) of the Code.

(d)    Assuming the accuracy of LiveDeal’s representation contained in Section 3.24(b), to the knowledge of YP, YP has no current plan or intention to cause the Surviving Corporation or a member of its qualified group of corporations (as defined in Treasury Regulations Section 1.368-1(d)(4)(ii)) to discontinue LiveDeal’s online classified business or not use a significant portion of LiveDeal’s business assets from the online classified business in a business following the Merger. For purposes of this representation, YP will be deemed to satisfy the foregoing representation if YP intends that (a) the members of YP’s qualified group (as defined in Treasury Regulations Section 1.368-1(d)(4)(ii)), in the aggregate, will continue the historic business of LiveDeal or use a significant portion of LiveDeal’s historic business assets in a business, or (b) the foregoing activities be undertaken by a partnership as contemplated in Treasury Regulations Section 1.368-1(d)(4) (provided, however, that in the event that Section 3.24(b) is or has been breached, this Section 2.8(d) shall not be considered to be or have been breached).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PRINCIPAL SHAREHOLDER AND LIVEDEAL

Principal Shareholder and LiveDeal hereby represent and warrant to YP and Merger Sub as of the date hereof as follows, except as otherwise set forth in the written disclosure schedules delivered to YP (the “LiveDeal Schedules”). The LiveDeal Schedules are numbered to correspond to the various sections and subsections of this Article 3 setting forth certain exceptions to the representations and warranties contained in this Article 3 and certain other information called for by this Agreement. No disclosure made in any particular LiveDeal Schedule shall be deemed made in any other LiveDeal Schedule unless (i) expressly made therein (by cross-reference or otherwise), or (ii) it is reasonably apparent on the face of such disclosure (without reference to the documents referenced therein) that such disclosure applies to such other representations and warranties). For purposes of this Agreement, “knowledge of LiveDeal” (or similar phrases) means the actual knowledge of the Chief Executive Officer and the Director of Human Resources, Finance & Administration of LiveDeal, provided that each of them shall have made reasonable inquiry with the employees of the company who report directly to them of such facts and matters represented.

3.1   Organization and Qualification. LiveDeal is a corporation duly organized, validly existing and in good standing under the laws of the State of California, and has the requisite corporate power and authority to own and operate its properties and to carry on its business as now conducted, except where the failure to be so organized, existing or in good standing or to have such corporate power and authority, individually or in the aggregate, has not resulted in an LiveDeal Material Adverse Effect. LiveDeal is duly qualified to do business in every jurisdiction except where the failure to do so would not cause a LiveDeal Material Adverse Effect. The copies of LiveDeal’s Articles of Incorporation and Bylaws that have been furnished by LiveDeal to YP prior to the date of this Agreement reflect all amendments made thereto and are correct and complete. The term “LiveDeal Material Adverse Effect” as used in this Agreement means any change in or effect on LiveDeal or any of its subsidiaries that is materially adverse to the business, operations, condition (financial or otherwise), customers, employees or suppliers, assets (tangible or intangible), liabilities or results of operations of LiveDeal and its subsidiaries taken as a whole, except for any such changes or effects principally resulting from or principally arising in connection with (i) any occurrence or condition affecting LiveDeal’s industry generally that does not disproportionately affect LiveDeal and its subsidiaries, taken as a whole; or (ii) any changes in general economic conditions that does not disproportionately affect YP and its subsidiaries, taken as a whole.

3.2   Authority Relative to this Agreement. LiveDeal has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by LiveDeal and the consummation by LiveDeal of the transactions contemplated hereby have been duly authorized by the board of directors of LiveDeal and have been duly approved by the LiveDeal Shareholders, and no other corporate proceedings on the part of LiveDeal are necessary to authorize this Agreement and such transactions. This Agreement has been duly executed and delivered by LiveDeal and, assuming the due authorization, execution, and delivery by YP and Merger Sub, constitutes a valid and binding obligation of LiveDeal, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization or other similar laws relating to the enforcement of creditors’ rights generally and by general principles of equity. LiveDeal is not subject to, or obligated under, any provision of (a) its Articles of Incorporation or Bylaws; (b) any agreement, arrangement or understanding; (c) any license, franchise or permit; or (d) any law, regulation, order, judgment or decree, that would be breached or violated, or in respect of which a right of termination or acceleration would arise or any encumbrance on any of its assets would be created, by its execution, delivery and performance of this Agreement and the consummation by it of the transactions contemplated hereby.

3.3   Capitalization and Voting Rights.

(a)    The authorized capital stock of LiveDeal consists of 48,500,000 shares of LiveDeal Common Stock, of which 11,081,835 will be issued and outstanding immediately prior to the Effective Time, and 30,562,374 shares of LiveDeal Preferred Stock, of which 4,000,000 shares have been designated Series A Preferred Stock, all of which shares are issued and outstanding immediately prior to the Effective Time, 13,333,333 shares have been designated Series A-2 Preferred Stock, all of which shares are issued and outstanding immediately prior to the Effective Time, 3,000,000 shares have been designated Series A-3 Preferred Stock, all of which shares are issued and outstanding immediately prior to the Effective Time, and 10,229,041 shares have been designated Series B Preferred Stock, all of which shares are issued and outstanding immediately prior to the Effective Time.

(b)    The outstanding shares of LiveDeal Capital Stock are owned of record by the LiveDeal Shareholders in the amounts as set forth on Schedule 3.3, and, to the knowledge of LiveDeal, are free and clear of all liens, encumbrances and security interests.

(c)    All of the outstanding shares of LiveDeal Capital Stock are duly and validly authorized and issued, fully paid and nonassessable, and were issued in accordance with the registration or qualification provisions of the Securities Act and any relevant state securities laws, or pursuant to valid exemptions therefrom and are not subject to any preemptive right, right of first refusal, right of first offer or right of rescission.

(d)    Schedule 3.3 lists for each person who holds LiveDeal Options, the name of the holder of each such LiveDeal Option, the exercise price for each such LiveDeal Option and the number of shares of LiveDeal Common Stock covered by each such LiveDeal Option. True and complete copies of the standard option agreement under the 2003 LiveDeal Stock Option Plan (the “LiveDeal Plan”) and each agreement for each LiveDeal Option that does not conform to the standard option agreement under the LiveDeal Plan have been delivered by LiveDeal to YP. No LiveDeal Options have been granted or are outstanding except under and pursuant to the LiveDeal Plan. All LiveDeal Options were granted in accordance with the registration or qualification provisions of the Securities Act and any relevant state securities laws, or pursuant to exemptions therefrom. Except as set forth on Schedule 3.3, there are no outstanding options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from LiveDeal of any shares of its capital stock.

(e)    Except as set forth on Schedule 3.3, LiveDeal is not a party or subject to any agreement or understanding, and, to LiveDeal’s knowledge, there is no agreement or understanding between any persons or entities and LiveDeal that affects or relates to the voting or giving of written consents with respect to any security of LiveDeal. LiveDeal is not under any obligation to register under the Securities Act any of its presently outstanding shares of stock or other securities or any stock or other securities that may be subsequently issued.

3.4   Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any third party or federal, state or local governmental authority on the part of LiveDeal is required in connection with the consummation of the transactions contemplated by this Agreement, except the filing of the Agreement of Merger under California Law. Consents, approvals, orders, authorizations, registrations, declarations and filings required to be obtained by LiveDeal in connection with the Merger are hereinafter referred to as “Required Consents.”

3.5   Balance Sheet, Financial Statements, and Projections. LiveDeal has provided YP with audited consolidated balance sheets of LiveDeal and its Subsidiaries as of, and the related audited consolidated statements of income and retained earnings, stockholders’ equity and cash flow, for each of the years ended December 31, 2004 and 2005 (the “2004 and 2005 Historical Financial Statements”) and unaudited consolidated balance sheet of LiveDeal and its Subsidiaries as of, and the related audited consolidated statement of income, for the year ended December 31, 2006 (the “2006 Historical Financial Statements” and together with the 2004 and 2005 Historical Financial Statements, the “Historical Financial Statements”), and the unaudited consolidated balance sheet of LiveDeal and its Subsidiaries as of March 31, 2007 (the “March Balance Sheet”), and the related unaudited consolidated statements of income for the three-month period ended March 31, 2007 (the “Balance Sheet Date”) (the “Interim Financial Statements” and together with the Historical Financial Statements, the “Financial Statements”). The Financial Statements were prepared in accordance with GAAP and present fairly in all material respects the information purported to be presented therein, subject (in the case of the 2006 Historical Financial Statements and the Interim Financial Statements) to normal year-end accounting adjustments, the absence of footnote disclosure and the absence of consolidated statements of stockholders’ equity and cash flow. Except as set forth in the March Balance Sheet, LiveDeal has no liabilities or obligations (whether accrued, absolute, contingent, unliquidated, known, unknown or otherwise), other than (i) liabilities incurred in the ordinary course of business, and (ii) obligations under contracts and commitments incurred in the ordinary course of business, which, in the case of both subsection (i) and (ii), individually or in the aggregate, are not material to the financial condition or operating results of LiveDeal.

3.6   No LiveDeal Material Adverse Effects. Except as set forth on Schedule 3.6, since the Balance Sheet Date, there has not been a LiveDeal Material Adverse Effect. Without limiting the foregoing, since the Balance Sheet Date there has not been:

(a)    any change in the assets, liabilities, financial condition, or operating results of LiveDeal from that reflected in the March Balance Sheet, except changes in the ordinary course of business that have not been, in the aggregate, materially adverse;

(b)    any material damage, destruction or loss, whether or not covered by insurance, adversely affecting the assets, properties, financial condition, operating results or business of LiveDeal;

(c)    any waiver by LiveDeal of a material right or of a debt or payable owed to it;

(d)    any satisfaction or discharge of any material lien, claim, or encumbrance in favor of LiveDeal, except in the ordinary course of business and not material in amount or scope;

(e)    any termination of or material amendment to a material contract or arrangement by which LiveDeal or any of its assets or properties is bound;

(f)     any material change in any compensation arrangement or agreement with any employee, except changes made in the ordinary course of business or not material in amount or scope;

(g)    any sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets other than nonexclusive licenses under its standard license terms in the ordinary course of business;

(h)    any resignation or termination of employment of any Key Employee (as defined in Section 3.16) or officer of LiveDeal;

(i)     any loss of, material change in relationship with, or order cancellation by, any major customer of LiveDeal;

(j)     any borrowing, or any mortgage, pledge, security interest, or lien with respect to any material property or asset, except liens for taxes not yet due or payable;

(k)    any sale or transfer of material intangible assets or properties, except for inventory in the ordinary course of business;

(l)     any loans or guarantees made by LiveDeal to or for the benefit of any person or entity, including its employees, officers or directors, any members of their immediate families, or any business in which any of them have an interest, other than travel and other advances to employees made in the ordinary course of its business;

(m)    established, entered into, adopted, amended in any material respect or terminated any benefit plan or other material contract or arrangement with or for the benefit or welfare of any director, officer or employee of LiveDeal or any Subsidiary, except for the issuance and sale of shares pursuant to any vested and outstanding options or warrants to purchase LiveDeal capital stock;

(n)    any declaration, setting aside or payment or other distribution in respect of any of LiveDeal’s capital stock, or any direct or indirect redemption, purchase or other acquisition of any of such stock by LiveDeal;

(o)    any agreement or commitment by LiveDeal to do any of the things described in this Section 3.6; or

(p)    any other event or condition of any character that might be reasonably expected at the time of such event or condition to cause a LiveDeal Material Adverse Effect.

3.7   Litigation. There are no actions, suits, proceedings, orders or investigations pending or, to the knowledge of LiveDeal, threatened against LiveDeal, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign (a “Legal Proceeding”), and, to the knowledge of LiveDeal, no event has occurred, and no claim, dispute or other condition or circumstance exists, that could be reasonably expected to give rise to or serve as a basis of the commencement of any Legal Proceeding that will result in any material losses to LiveDeal.

3.8   Subsidiaries. Schedule 3.8 sets forth the name of any entity of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by LiveDeal (each a “Subsidiary”), and, with respect to each Subsidiary, the jurisdiction in which it is incorporated or organized, the jurisdictions, if any, in which it is qualified to do business, the number of shares of its authorized capital stock, the number and class of shares thereof duly issued and outstanding, the names of all stockholders or other equity owners and the number of shares of stock owned by each stockholder or the amount of equity owned by each equity owner. Each Subsidiary is a duly organized and validly existing corporation or other entity in good standing under the laws of the jurisdiction of its incorporation or organization and is duly qualified or authorized to do business as a foreign corporation or entity and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization. Each Subsidiary has all requisite corporate or entity power and authority to own its properties and carry on its business as presently conducted. The outstanding shares of capital stock or equity interests of each Subsidiary are validly issued, fully paid and non-assessable, and all such shares or other equity interests represented as being owned by LiveDeal are owned by it free and clear of any and all encumbrances or liens. No shares of capital stock are held by any Subsidiary as treasury stock. There is no existing option, warrant, call, right or contract to which any Subsidiary is a party requiring, and there are no convertible securities of any Subsidiary outstanding which, upon conversion, would require the issuance of any shares of capital stock or other equity interests of any Subsidiary or other securities convertible into shares of capital stock or other equity interests of any Subsidiary.

3.9   Intellectual Property. Schedule 3.9 sets forth a true and complete list of all domestic and foreign registered patents and patent applications, registered marks (including trademarks, service marks, and other registrable identifiers) and mark registration applications, material unregistered marks, registered trade names, registered domain names, registered copyrights, copyright applications, and registered designs that are owned or used by LiveDeal or any Subsidiary (collectively, the “Registered Intellectual Property”). With regard to the material Registered Intellectual Property, all material application, maintenance, renewal or other similar fees have been properly paid and are current, and all registrations, applications and filings are valid and remain in full force and effect. To the knowledge of LiveDeal, LiveDeal has sufficient ownership or rights, free and clear of any encumbrances, to the Registered Intellectual Property and to all unregistered marks and source identifiers, trade secrets, copyrights, computer software programs and applications (whether in source or object code forms) and related documentation, know-how, information, proprietary rights and processes necessary for its business as now conducted (collectively with the Registered Intellectual Property, the “Intellectual Property”). To the knowledge of LiveDeal, none of the Intellectual Property infringes upon the proprietary rights of others. Except as set forth in Schedule 3.9, LiveDeal has not licensed Intellectual Property owned by LiveDeal to any third party (except for nonexclusive licenses under its standard license terms in the ordinary course of business), does not have any shared ownership interest with a third party in any Intellectual Property owned by LiveDeal, nor has it licensed or purchased any Intellectual Property from any third party under any arrangement requiring continuing royalty, license or other payments. LiveDeal has taken commercially reasonable action necessary to protect its Intellectual Property. Except as set forth in Schedule 3.9, no contractor, former employee, or third party other than LiveDeal possesses any current or contingent rights to any source code that is part of the Intellectual Property owned by LiveDeal, and the transactions contemplated by this Agreement will not result in any third party gaining a right to access the source code included in the Intellectual Property owned by LiveDeal (as the result of an escrow release or otherwise). To the knowledge of LiveDeal, LiveDeal has not infringed the Intellectual Property of any other person or entity, and has not received any written communication alleging such violation. To the knowledge of LiveDeal, no contractor, former employee, or other third party has misappropriated or infringed, or is infringing, any of the Intellectual Property owned by LiveDeal, or has asserted any claim or challenged the validity, enforceability, continuity or ownership of the Intellectual Property of LiveDeal. To the knowledge of LiveDeal, LiveDeal’s employees are not obligated under any contract (including licenses, covenants or commitments of any nature), or subject to any judgment, decree or order of any court or administrative agency, that would interfere with their duties to LiveDeal or that would conflict with LiveDeal’s business as now conducted. Each employee and consultant of LiveDeal who has made material contributions to the creation or development of the Intellectual Property owned by LiveDeal (or otherwise has made contributions to the creation or development of the Intellectual Property owned by LiveDeal such that without such contributions any aspect of such Intellectual Property would not function or operate, or could not be used as currently intended) has executed a customary confidentiality, non-compete, and assignment of inventions agreement, all of which have been provided to YP’s legal counsel or has otherwise assigned to LiveDeal all rights, title and interest in any Intellectual Property developed by such employee or consultant during and within the scope of his employment or consultancy with LiveDeal. To the knowledge of LiveDeal, no employees or consultants are in violation thereof.

3.10        Compliance with Charter Documents and Instruments. LiveDeal is not in material violation or default of any provision of its (i) Articles of Incorporation or Bylaws, in either case as amended; (ii) any instrument, judgment, order, writ, or decree to which it is a party or by which it is bound; or (iii) any material provision of any federal or state statute, rule or regulation applicable to LiveDeal.

3.11        Permits. LiveDeal has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could result in a LiveDeal Material Adverse Effect. LiveDeal is not in default under any of such franchises, permits, licenses, or other similar authority.

3.12        Material Contracts. (a) Schedule 3.12 lists each of the following contracts and agreements (including oral agreements) of LiveDeal (such contracts and agreements, together with all of LiveDeal’s intellectual property agreements listed or otherwise set forth on Schedule 3.9, all contracts, agreements, leases and subleases concerning the use, occupancy, management or operation of any real property (including all contracts, agreements, leases and subleases) set forth on Schedule 3.18, and all contracts, agreements, leases and subleases relating to LiveDeal’s tangible personal property set forth in Schedule 3.18, being referred to herein as “Material Contracts”):

(i)     each contract, agreement, invoice, purchase order other arrangement for the purchase of materials or personal property with any supplier or for the furnishing of services to LiveDeal or otherwise related to LiveDeal’s business under the terms of which LiveDeal: (A) is likely to pay or otherwise give consideration of more than $50,000 in the aggregate over the remaining term of such contract or (B) cannot be cancelled by LiveDeal without penalty or further payment and without more than 30 days’ notice;

(ii)    each contract, agreement, invoice, sales order and other arrangement, for the furnishing of services by LiveDeal, or the sale of any property, which: (A) is likely to involve consideration of more than $50,000 in the aggregate over the remaining term of the contract or (B) cannot be cancelled by LiveDeal without penalty or further payment and without more than 30 days’ notice;

(iii)   all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, strategic relationship, marketing, consulting and advertising contracts and agreements to which LiveDeal or any subsidiary is a party;

(iv)   all management contracts and contracts with independent contractors or consultants (or similar arrangements) to which LiveDeal is a party and which are not cancelable without penalty or further payment and without more than 30 days’ notice;

(v)    all contracts and agreements relating to indebtedness of LiveDeal involving an amount borrowed greater than $50,000;

(vi)   all contracts and agreements with any governmental agency to which LiveDeal is a party;

(vii)          all contracts and agreements that limit or purport to limit the ability of LiveDeal to compete in any line of business or with any person or in any geographic area or during any period of time;

(viii)         all contracts and agreements providing for benefits under any employee benefit plan or other compensatory arrangement;

(ix)   all contracts and agreements providing for indemnity or warranty coverage relating to the products or services provided by LiveDeal or any Subsidiary; and

(x)    all other contracts and agreements, whether or not made in the ordinary course of business, that are material to LiveDeal, or the conduct of LiveDeal’s business, or the absence of which would result in an LiveDeal Material Adverse Effect.

(b)   Each Material Contract: (i) is valid and binding on the parties thereto and is in full force and effect; and (ii) upon consummation of the transactions contemplated by this Agreement, shall continue in full force and effect without penalty or other adverse consequence. LiveDeal is not in material breach of, or in default under, any Material Contract. LiveDeal’s relationships with its vendors and strategic partners are good, and to the knowledge of LiveDeal there is nothing that would lead it to conclude that any such relationship may be in jeopardy.

(c)   To the knowledge of LiveDeal, no other party to any Material Contract is in material breach thereof or default thereunder. Neither LiveDeal nor the Principal Shareholder has received any notice of termination, cancellation, breach or default under any Material Contract.

(d)   LiveDeal and the Principal Shareholder have made available to YP and Merger Sub true and complete copies of all Material Contracts.

(e)   There is no contract, agreement or other arrangement granting any person any preferential right to purchase, other than in the ordinary course of business consistent with past practice, any of LiveDeal’s products or services nor requiring LiveDeal or any Subsidiary to provide to the other parties thereto “most favored nations” pricing, nor is LiveDeal or any Subsidiary a party to any sales contract or purchase order that is expected to result in a negative gross profit.

3.13        Related Party Transactions. Except as set forth on Schedule 3.13, no employee, officer, or director of LiveDeal or any Subsidiary or member of his or her immediate family is indebted to LiveDeal, nor is LiveDeal indebted (or committed to make loans or extend or guarantee credit) to any of them. To the knowledge of LiveDeal, none of such persons has any direct or indirect ownership interest in any firm or corporation with which LiveDeal is affiliated or with which LiveDeal has a business relationship, or any firm or corporation that competes or deals with LiveDeal, except that employees, officers, or directors of LiveDeal and members of their immediate families may own up to 1% of the stock in any publicly traded company that may compete with LiveDeal. No member of the immediate family of any officer or director of LiveDeal is directly or indirectly interested in any Material Contract with LiveDeal.

3.14        Employee Benefit Plans.

(a)    Employee Benefit Plans. Except as set forth on Schedule 3.14, LiveDeal does not have, has not maintained and has no liability with respect to, (a) any Employee Benefit Plan (as defined below) intended to qualify under Section 401(a) or 403(a)(i) of the Code; (b) any multi-employer plan, as defined in Section 3(37) of the Employee Retirement Income Security Act of 1974 (“ERISA”); or (c) any employee pension benefit plan, as defined in Section 3(2) of ERISA. Schedule 3.14 contains a list setting forth each employee benefit plan or arrangement of LiveDeal including, but not limited to, employee welfare benefit plans, deferred compensation plans, stock option plans, bonus plans, stock purchase plans, hospitalization, disability and other insurance plans, severance or termination pay plans and policies, whether or not described in Section 3(3) of ERISA, in which employees of LiveDeal, or their spouses or dependents, participate (“Employee Benefit Plans”) (true and accurate copies of which, together with the most recent annual reports on Form 5500, copies of the latest determination letters, and summary plan descriptions with respect thereto, if applicable, have been furnished to YP). With respect to each Employee Benefit Plan (i) each has been administered in compliance in all material respects with its terms and with all applicable laws, including, but not limited to, ERISA and the Code, and each Employee Benefit Plan intended to qualify under Sections 401(a) or 403(a) of the Code has received a favorable determination letter from the Internal Revenue Service; (ii) no actions, suits, claims (other than benefit claims in the ordinary course of business) or disputes are, to the knowledge of LiveDeal, pending or threatened; (iii) no audits, inquiries, reviews, proceedings, claims, or demands are, to the knowledge of LiveDeal, pending with any governmental or regulatory agency; (iv) there are no facts which are reasonably likely to give rise to any material liability in the event of any such investigation, claim, action, suit, audit, review, or other proceeding; (v) all material reports, returns, and similar documents required to be filed with any governmental agency or distributed to any plan participant have been duly or timely filed or distributed; and (vi) to the knowledge of LiveDeal, no “prohibited transaction” for which no exemption exists under ERISA or the Code or breach of fiduciary duty has occurred within the meaning of the applicable provisions of ERISA or the Code that is reasonably likely to give rise to a material liability.

(b)    Welfare Plans. (i) LiveDeal is not obligated under any employee welfare benefit plan as described in Section (3)(1) of ERISA (“Welfare Plan”) to provide medical or death benefits with respect to any employee or former employee of LiveDeal or its predecessors after termination of employment, except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and any other applicable statute; (ii) LiveDeal has complied in all material respects with the notice and continuation coverage requirements of Section 4980B of the Code and the regulations thereunder with respect to each Welfare Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code; (iii) there are no reserves, assets, surplus or prepaid premiums under any Welfare Plan that is an Employee Benefit Plan; and (iv) LiveDeal has complied in all material respects with all applicable HIPAA portability and privacy rules. The consummation of the transactions contemplated by this Agreement will not entitle any individual to severance pay, and will not accelerate the time of payment or vesting, or increase the amount of compensation, due to any individual.

(c)    Other Liabilities. (i) None of the Employee Benefit Plans obligates LiveDeal to pay separation, severance, termination or similar benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a “change of control” (as such term is defined in Section 280G of the Code); (ii) all required or discretionary (in accordance with historical practices) payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Effective Time shall have been made known to YP in writing immediately prior to the Effective Time; and (iii) none of the Employee Benefit Plans has any unfunded liabilities that are not reflected on the March Balance Sheet or the books and records of LiveDeal.

3.15        Taxes.

(a)    LiveDeal and each Subsidiary has timely filed all Tax Returns required to be filed (taking into account any extensions of time within which to file such Tax Returns) and such Tax Returns are complete and correct in all material respects. LiveDeal and each Subsidiary have paid all Taxes that were shown to be due and payable on such Tax Returns.

(b)    Any unpaid Taxes of LiveDeal and each Subsidiary relating to the periods up to and including the Effective Time (whether or not such Taxes are due or owing as of the Effective Time) have been properly accrued and reserved on the March Balance Sheet as properly adjusted for operations through the Effective Time in accordance with past custom and practice of LiveDeal; provided, however, that since the Balance Sheet Date, neither LiveDeal nor any Subsidiary has incurred any liability for Taxes arising from any transactions outside the ordinary course of business. The unpaid aggregate Taxes of LiveDeal and each Subsidiary relating to the periods up to and including the Effective Time (whether or not such Taxes are due or owing as of the Effective Time) do not exceed the reserve for Tax liabilities on the March Balance Sheet (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as properly adjusted for operations through the Effective Time in accordance with past custom and practice of LiveDeal; provided, however, that since the Balance Sheet Date, neither LiveDeal nor any Subsidiary has incurred any liability for Taxes arising from any transactions outside the ordinary course of business.

(c)    Neither LiveDeal nor any Subsidiary has requested or been granted an extension of the time for filing any Tax Return that has not yet been filed with respect to Taxes payable by or attributable to LiveDeal or any Subsidiary.

(d)    Neither LiveDeal nor any Subsidiary is currently or has ever been an S corporation pursuant to Section 1362(a) of the Code.

(e)    There is no Tax deficiency assessed or, to the knowledge of Principal Shareholder, the Shareholders’ Representative, LiveDeal, or any Subsidiary, proposed against LiveDeal or any Subsidiary and neither LiveDeal nor any Subsidiary has executed any waiver of any statute of limitations on the assessment or collection of any Tax or governmental charge, nor have any of LiveDeal’s or any Subsidiary’s Tax Returns ever been audited by governmental authorities nor, to the knowledge of Principal Shareholder, the Shareholders’ Representative, LiveDeal, or any Subsidiary, are any such audits proposed.

(f)     LiveDeal and each Subsidiary have withheld or collected from each payment where withholding is required by law, the amount of all Taxes required to be withheld or collected therefrom, and have paid such amounts to the proper Tax authorities.

(g)    No written claim has ever been made by an authority in a jurisdiction where LiveDeal or any Subsidiary does not file Tax Returns that LiveDeal or any Subsidiary is or may be subject to Tax by that jurisdiction.

(h)    There are no liens for Taxes (other than Taxes not yet due and payable) upon any assets of LiveDeal or any Subsidiary.

(i)     Neither LiveDeal nor any Subsidiary is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j)     Neither LiveDeal nor any Subsidiary has consummated, participated in, or served as either a “tax shelter organizer” or a “tax shelter promoter” in respect of any “tax shelter transaction” as such terms are defined in Sections 6011, 6111, and 6662 of the Code prior to the amendment of the American Jobs Creation Act of 2004;

(k)    Neither LiveDeal nor any Subsidiary (A) has consummated, (B) has “participated” or is currently “participating” in, or (C) is or was a “material advisor” in respect of (x) a “tax shelter transaction”, (y) a “listed transaction” or (z) a “reportable transaction”, as such terms are defined in Sections 6011, 6012, 6111, 6662, 6662A, or 6707A of the Code;

(l)     Schedule 3.15 sets forth with respect to LiveDeal and each Subsidiary as of the most recent practicable date the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to LiveDeal and/or each Subsidiary.

(m)    Neither LiveDeal nor any Subsidiary is a party to or bound by any Tax allocation or Tax sharing agreement.

(n)    Neither LiveDeal nor any Subsidiary is or has ever been a member of an affiliated group filing a consolidated, unitary, or combined Tax Return.

(o)    Neither LiveDeal nor any Subsidiary has distributed stock of another person or entity, or has had its stock distributed by another person or entity within three years prior to the date of this Agreement, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(p)    Neither LiveDeal nor any Subsidiary has received a written ruling from any taxing authority, nor entered into any closing agreement pursuant to Section 7121 of the Code (or similar provision of state, local or foreign law).

(q)    Neither LiveDeal nor any Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law), or (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or foreign Tax law).

(r)    There are no pending or, threatened actions in writing for the assessment or collection of Taxes against LiveDeal or any Subsidiary or (insofar as either relates to the activities or income of LiveDeal or any Subsidiary or could result in liability of LiveDeal or any Subsidiary on the basis of joint and/or several liability) any person that was included in the filing of a Tax Return with LiveDeal on a consolidated, combined or unitary basis;

(s)    There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which LiveDeal or any Subsidiary may be subject.

(t)     Neither LiveDeal nor any Subsidiary has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

(u)    Neither LiveDeal nor any Subsidiary has:

(1)    any income reportable after the Effective Time but attributable to a transaction (e.g., an installment sale) occurring in, or a change in accounting method made for, on or prior to the Effective Time that resulted in a deferred reporting of income from such transaction or from such change in accounting method (other than a deferred intercompany transaction); or

(2)    agreed to make or required to make any adjustment under Section 481(a) of the Code.

(v)   For the purpose of this Agreement:

(i)    “Tax Return” means any returns, declarations, reports, bills, claims for refund, information returns (including where permitted or required, any consolidated, combined or unitary returns) or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or in connection with the administration of any statutes, laws, rules, regulations, orders or awards of any governmental authority relating to any Taxes.

(ii)   “Tax” or “Taxes” means any (a) federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, title, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, property (including but not limited to real property and personal property), capital stock, social security, unemployment, disability, employment payroll, license, employee or withholding, or other tax, duty, charge, levy, tariff, assessment, or fee of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalties additions to tax or additional amounts in respect of the foregoing; (b) liability for the payment of any amounts of the type described in clause (a) arising as a result of being (or ceasing to be) a member of any affiliated group (or being included (or required to be included) in any Tax Return relating thereto); and (c) liability for the payment of any amounts of the type described in clause (a) as a result of any express or implied obligation, by contract or pursuant to law, to indemnify or otherwise assume or succeed to the liability of any other person.

3.16        Labor Agreements and Actions; Employee Compensation. LiveDeal is not bound by or subject to (and none of its assets or properties is bound by or subject to) any contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of LiveDeal, has sought to represent any of the employees, representatives or agents of LiveDeal. There is no strike or other labor dispute involving LiveDeal pending, or to the knowledge of LiveDeal, threatened, nor is LiveDeal aware of any labor organization activity involving its employees. Set forth on Schedule 3.16(a) is the name, job title or description, date of hire and current salary of each current employee of LiveDeal. Set forth on Schedule 3.16(b) is are the names of the key employees of LiveDeal (each, a “Key Employee”). LiveDeal is not aware that any officer or Key Employee, or that any group of Key Employees, intends to terminate their employment with LiveDeal, nor does LiveDeal have a present intention to terminate the employment of any such individual. Except as set forth on Schedule 3.16, the employment of each officer and employee of LiveDeal is terminable at the will of LiveDeal and without the obligation to pay any severance. LiveDeal has complied in all material respects with all applicable state and federal equal employment opportunity and other laws related to employment. Except as set forth on Schedule 3.14 or Schedule 3.16, LiveDeal is not a party to or bound by any currently effective employment contract, deferred compensation agreement, bonus plan, incentive plan, profit sharing plan, retirement agreement, or other employee compensation agreement.

3.17        Environmental. LiveDeal is not in material violation of any law or legal requirement relating to the environment. No material expenditures are or will be required in order to comply with any such law or legal requirement. No Hazardous Materials (as defined below) are used or have been used, stored, or disposed of by LiveDeal or, to the knowledge of LiveDeal, by any other person or entity on any property owned, leased or used by LiveDeal. “Hazardous Materials” shall include: (a) any petroleum, waste oil, crude oil, asbestos, urea formaldehyde or polychlorinated biphenyl; (b) any waste, gas or other substance or material that is explosive or radioactive; (c) any “hazardous substance,” or “toxic chemical” as designated, listed or defined (whether expressly or by reference) in any statute, regulation or other legal requirement (including the Comprehensive Environmental Response, Compensation and Liability Act) and any other so-called “superfund” or “superlien” law and the respective regulations promulgated thereunder); (d) any other substance or material (regardless of physical form) or form of energy that is subject to any legal requirement which regulates or establishes standards of conduct in connection with, or which otherwise relates to, the protection of human health, plant life, animal life, natural resources, property or the enjoyment of life or property from the presence in the environment of any solid, liquid, gas, odor, noise or form of energy; and (e) any compound, mixture, solution, product or other substance or material that contains any substance or material referred to in clause “(a)”, “(b)”, “(c)” or “(d)” above.

3.18        Title to Property and Assets.

(a)    LiveDeal owns good and marketable title to its properties and assets reflected on the March Balance Sheet or acquired since the date thereof, free and clear of all liens and encumbrances, except for (i) liens for current taxes not yet due and payable and assets disposed of since the Balance Sheet Date in the ordinary course of business, and (ii) liens and encumbrances that secure debt reflected on the March Balance Sheet.

(b)    Schedule 3.18 sets forth a brief description of each real property lease to which LiveDeal or any of its Subsidiaries is a party, and the properties subject to the real property leases set forth on Schedule 3.18, together with the Owned Real Property, constitute all of the real estate used or occupied by LiveDeal and its Subsidiaries (the “LiveDeal Real Estate”). The LiveDeal Real Estate has access, sufficient for the conduct of LiveDeal’s business, to public roads and to all utilities, including electricity, sanitary and storm sewer, potable water, natural gas and other utilities, used in the operations of LiveDeal.

(c)    The real property leases described on Schedule 3.18 are in full force and effect, and LiveDeal has a valid and existing leasehold interest under each such lease for the term set forth therein. LiveDeal has delivered to YP complete and accurate copies of each of the leases and none of such leases has been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered to YP. LiveDeal is not in default, and no circumstances exist that could result in such default, under any of such leases, nor, to the knowledge of LiveDeal, is any other party to any of such leases in default.

(d)    LiveDeal owns, or leases under valid leases, all buildings, machinery, equipment and other tangible assets necessary for the conduct of its business. Schedule 3.18 sets forth a list of all equipment leases pursuant to which LiveDeal or any of its Subsidiaries leases buildings, machinery, equipment and other tangible assets necessary for the conduct of LiveDeal’s business, copies of which have been delivered to YP. None of such equipment leases has been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered to YP. LiveDeal is not in default, and no circumstances exist that could result in such default, under any of such equipment leases, nor, to the knowledge of LiveDeal, is any other party to any of such equipment leases in default. All of the buildings, machinery, equipment and other tangible assets necessary for the conduct of LiveDeal’s business are in good condition and repair, ordinary wear and tear excepted, and are usable in the ordinary course of business.

(e)    LiveDeal is not in material violation of any applicable zoning ordinance or other law, regulation or requirement relating to the operation of any properties used in the operation of its business, and has not received any notice of any such violation, or of the existence of any condemnation proceeding with respect to any properties owned or leased by LiveDeal.

3.19         Insurance. LiveDeal maintains with third parties policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and retained amounts, and against such risks and losses, as are customarily carried by persons conducting businesses or owning assets similar in type and size to those of LiveDeal, including without limitation all legally required workers’ compensation insurance and casualty, fire and general liability insurance. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid, and LiveDeal is otherwise in compliance in all material respects with the terms of such policies and bonds and all such policies are in full force and effect. LiveDeal does not have any knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

3.20        Books and Records. The books, records and accounts of LiveDeal: (a) are in all material respects true, complete and correct; (b) have been maintained in accordance with good business practices on a basis consistent with prior years; (c) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of LiveDeal’s assets; and (d) accurately and fairly reflect the basis for the Historical Financial Statements.

3.21        Brokers. Except as set forth on Schedule 3.21, neither LiveDeal nor any Principal Shareholder has engaged, contracted or dealt with any person that is or would be entitled to a broker’s commission, finder’s fee, investment banker’s fee, expense reimbursement or similar payment from YP or Merger Sub for brokering or otherwise arranging this Agreement.

3.22        Disclosure. Neither this Agreement nor any of the exhibits or Schedules hereto contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading, and there is no fact that has not been disclosed to YP that causes, or could reasonably be anticipated to cause, a LiveDeal Material Adverse Effect.

3.23        Prior Option Grants. With respect to options to purchase Common Stock of LiveDeal either (i) granted or materially modified after October 3, 2004, or (ii) unvested as of January 1, 2005, the exercise price per share was set at the date of grant at the fair market value of the shares on the date of grant in good faith compliance with any then existing guidance issued by the U.S. Internal Revenue Service under Section 409A of the Code in order to avoid the relevant option being treated as deferred compensation under Section 409A of the Code; and LiveDeal has otherwise endeavored to satisfy the requirements of Prop. Treas. Reg. Section 1.409A-1(b)(5), to the extent required as explained in Notice 2006-4, such that the options granted after the issuance of such regulations were otherwise exempt from the application of Code Section 409A.

3.24        Reorganization Treatment.

(a)    Reorganization. Neither LiveDeal nor any Subsidiary has taken or failed to take any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b)    Business. The business currently conducted by LiveDeal is LiveDeal’s “historic business” within the meaning of Treasury Regulations Section 1.368-1(d), and no assets of LiveDeal have been sold, transferred, or otherwise disposed of that would prevent YP, LiveDeal or another member of YP’s qualified group within the meaning of Treasury Regulations Section 1.368-1(d)(4)(ii) from continuing the “historic business” of LiveDeal or from using a “significant portion” of LiveDeal’s “historic business assets” in a business following the Merger, as such terms are used in Treasury Regulations Section 1.368-1(d).

(c)    Control. In the Merger, stock of LiveDeal representing “control” of LiveDeal (within the meaning of Section 368(c) of the Code) will be exchanged solely for “voting stock” of YP (within the meaning of Sections 368(a)(1)(B) and (2)(E) of the Code). For purposes of the preceding sentence, any shares of LiveDeal Common Stock to be exchanged for cash or other property provided, directly or indirectly, by YP is treated as constituting outstanding shares of LiveDeal Common Stock at the Effective Time.

ARTICLE 4

ADDITIONAL AGREEMENTS

4.1   Expenses. YP and LiveDeal shall each bear its own expenses in connection with this Agreement and the transactions contemplated herein; provided, however, that if the Merger is consummated YP shall pay LiveDeal’s expenses incurred in connection with this Agreement and the transactions contemplated herein.

4.2   Confidentiality. Each party agrees to honor the existing Confidentiality Agreement dated March 26, 2007 between YP and LiveDeal.

4.3   Form S-8. In the event that any LiveDeal Options remain issued and outstanding within 45 days of the Effective Time, YP will file a registration under the Securities Act on Form S-8 or another appropriate form (and use its commercially reasonable efforts to maintain the effectiveness thereof and maintain the current status of the prospectuses contained therein) with respect to the LiveDeal Options assumed by YP pursuant hereto, and shall cause such registration statement to remain in effect for so long as any such assumed LiveDeal Option remains outstanding.

4.4   Piggyback Registration Rights. If at any time during the two-year period commencing following the Effective Time, YP determines to register for its own account or the account of others under the Securities Act, any of its equity securities, other than on Form S-4 or Form S-8 or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business, or equity securities issuable in connection with stock option or other employee benefit plans, then YP shall send to the LiveDeal Shareholders written notice of such determination and, if within 20 days after receipt of such notice, a LiveDeal Shareholder shall so request in writing, YP shall include in such registration statement all or any part of the Merger Shares or shares issuable under Section 4.5 below (the “Registrable Shares”) owned by such LiveDeal Shareholder that such LiveDeal Shareholder requests to be registered. In the event that the managing underwriter for said offering advises YP that market factors require limitation of the number of shares to be underwritten, then YP shall so advise all LiveDeal Shareholders requesting registration and the number of Registrable Shares that may be included in the registration and underwriting shall be allocated pro rata among such the LiveDeal Shareholders requesting registration and other parties selling shares thereunder.

4.5   Conversion of Debt. Immediately following the Effective Time, YP shall contribute to LiveDeal 1,463,706 duly authorized, validly issued, fully paid and nonassessable shares of YP Common Stock (the “YP/RN Note Common Stock”).  As soon as practicable thereafter, LiveDeal shall deliver to Rajesh Navar or his affiliate a certificate or certificates representing the YP/RN Note Common Stock in exchange for, and in cancellation of, $1,021,666.68 in principal and interest owed by LiveDeal to Rajesh Navar, which is the current outstanding balance of the debt owed by LiveDeal to Rajesh Navar.  The delivery of the YP/RN Note Common Stock to Rajesh Navar shall extinguish any further obligation owed with respect to such obligation by YP, LiveDeal or their affiliates.  Rajesh Navar will or will cause his affiliate to execute a payoff certificate or such other documentation reasonably requested by YP in connection with the transaction described in this Section 4.5.

4.6   Tax-Free Reorganization.

(a)    The parties intend the Merger to qualify together as a reorganization under Section 368(a) of the Code. Except as specifically provided in Sections 2.8 and 3.24, neither YP, Merger Sub nor LiveDeal makes any representation or warranty to any securityholder of either entity regarding the tax treatment of the Merger or whether the Merger will qualify together as a reorganization under Section 368(a) of the Code. Each of the parties hereto acknowledges that it is relying on its own advisors in connection with the tax treatment of the Merger and the other transactions contemplated by this Agreement. YP and LiveDeal shall each use all commercially reasonable good faith efforts to cause the Merger to qualify together as a reorganization within the meaning of Section 368 of the Code.

(b)    Each of YP, Merger Sub and LiveDeal shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

ARTICLE 5

APPRAISAL RIGHTS

5.1   Appraisal Rights. Holders of LiveDeal Capital Stock are entitled to appraisal rights pursuant to the California Law in connection with the Merger, any shares held by LiveDeal Shareholders who exercise and perfect such appraisal rights (“Dissenting Shares”) will not be converted into a right to receive Merger Shares, but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the California Law. YP shall have the right to control all negotiations and proceedings with respect to such demand. In the event that any LiveDeal Shareholder fails to make an effective demand for payment or otherwise loses his, her, or its status as a holder of Dissenting Shares, YP shall, as of the later of the Effective Time or ten business days from the occurrence of such event, upon surrender by such shareholder of its certificate(s) representing LiveDeal Capital Stock, delivery of the Transmittal Letter and compliance with Section 1.9, issue and deliver the Merger Shares, in each case without interest thereon, to which such LiveDeal Shareholder would have been entitled to under Section 1.5.

ARTICLE 6

DOCUMENTS DELIVERED AT CLOSING

6.1   Documents to be Delivered by YP. YP is delivering the following documents concurrently herewith:

(a)    (i) a copy of the text of the resolutions by which the corporate action on the part of YP and Merger Sub necessary to approve the Merger, the material terms of this Agreement and the issuance of the Merger Shares, the shares issuable under Section 4.5 and the reservation of shares issuable upon exercise of LiveDeal Options and LiveDeal Warrants were taken, and (ii) certificates executed on behalf of YP certifying, in each case, that such copy is a true, correct and complete copy of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded;

(b)    The Escrow Agreement, executed by YP and the Escrow Agent;

(c)    A Noncompetition, Nondisclosure and Nonsolicitation Agreement executed by YP in the form attached as Exhibit F hereto; and

(d)    An Employment Agreement executed by YP in the form attached as Exhibit G hereto.

6.2   Documents to be Delivered by LiveDeal. LiveDeal is delivering the following documents concurrently herewith:

(a)    (i) a copy of the text of the resolutions by which the board of directors of LiveDeal approved this Agreement (including, without limitation, the plan of merger contained herein) and the Merger; (ii) a certified copy of LiveDeal’s Articles of Incorporation and Bylaws; and (iii) a certificate executed on behalf of LiveDeal by its corporate secretary certifying to YP that such resolutions are true, correct and complete, were duly adopted and have not been amended or rescinded, and that prior to the Effective Time, the Articles of Incorporation and Bylaws of LiveDeal have not been amended or rescinded;

(b)    The Required Consents set forth on Schedule 6.2(b);

(c)    A Noncompetition, Nondisclosure and Nonsolicitation Agreement executed by Rajesh Navar in the form attached as Exhibit F hereto;

(d)    An Employment Agreement executed by Rajesh Navar in the form attached as Exhibit G hereto;

(e)    A certificate or certificates in form and substance reasonable acceptable to YP conforming to the requirements of Treasury Regulations 1.445-2(c)(3) and 1.897-2(h), certifying that shares of capital stock of LiveDeal do not constitute “United States real property interests” under 897(c) of the Code, together with a form of notice to the Internal revenue Service conforming with the requirements of Income Tax Regulations Section 1.897-2(h)(2), together with written authorization for YP to deliver such notice to the Internal Revenue Service on behalf of LiveDeal following the Effective Time;

(f)    The Escrow Agreement, executed by the Shareholders’ Representative;

(g)   Evidence reasonably satisfactory to YP that the Investor Rights Agreement, dated as of October 13, 2005, by and among LiveDeal and the holders of LiveDeal Preferred Stock has been terminated in its entirety;

(h)   A copy of the resolutions adopted by the LiveDeal board of directors, terminating LiveDeal’s 401(k) plan;

(i)    The written unconditional resignations of all officers and directors of LiveDeal and its subsidiaries;

(j)    A payoff certificate or other documentation reasonably requested by YP in connection with and in furtherance of the conversion of debt described in Section 4.5;

(k)   The Resolutions or written consents of all holders (100%) of LiveDeal Series A Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock, and the holders of 90% of the combined total of Series B Preferred Stock and LiveDeal Common Stock outstanding immediately prior to the Effective Time approving the Merger and this Merger Agreement pursuant to Section 602(b) of the California Corporate Code; and

(l)    Evidence reasonably satisfactory to YP that LiveDeal has a minimum of $800,000 in cash in its bank account of the Effective Time.

ARTICLE 7

INDEMNITIES

7.1   Survival of Representations and Warranties. All representations and warranties made by YP, Merger Sub, LiveDeal and the Principal Shareholder in this Agreement shall survive for one year from the Effective Time. Notwithstanding the foregoing, the representation, warranty, covenant or obligation that is the subject matter of a timely notice given pursuant to Section 7.3 shall not so expire with respect to such notice, but rather shall remain in full force and effect until such time as each and every claim that is based upon the subject matter of such notice has been fully and finally resolved.

7.2    Shareholders’ Agreement to Indemnify.

(a)    Subject to the limitations in this Article 7, by approval of this Agreement, each of the LiveDeal Shareholders (other than holders of Dissenting Shares) agree to severally, and not jointly, in accordance with their respective pro rata share of the aggregate of the total number of Merger Shares payable to the LiveDeal Shareholders hereunder, plus the number of shares of YP Common Stock issuable pursuant to Section 4.5 (the “Pro Rata Portion”), indemnify and hold harmless YP and Merger Sub and their respective directors, officers, employees and agents (“Indemnified Persons”) from and against all proceedings, judgments, decrees, demands, claims, actions, losses, damages, liabilities, costs and expenses, including, without limitation, reasonable attorneys’ fees and costs (individually referred to as a “Loss”, and collectively referred to as “Losses”) incurred by YP, Merger Sub or their respective directors, officers, employees or agents resulting from (i) a breach by LiveDeal or the Principal Shareholder of any representation or warranty set forth in Article 3 or the exhibits or schedules hereto; (ii) a breach of any covenant or agreement of LiveDeal or Principal Shareholder contained in this Agreement; (iii) any claim or cost incurred relating to the indemnification of current or former directors or officers of LiveDeal; or (iv) any claim related to Dissenting Shares, dissenting LiveDeal Shareholders or compliance or failure to comply with applicable California Law relating to dissenters’ rights or appraisal rights in excess of $500,000.

(b)    Except for remedies that cannot be waived as a matter of law or statute, claims of fraud or willful misconduct and injunctive and provisional relief, the remedies provided in this Article 7 shall be the exclusive remedy available to YP and the other Indemnified Persons for matters arising under the Agreement.

(c)    For purposes of determining whether any inaccuracy of a representation or warranty has occurred and whether any indemnified party has suffered, sustained or become subject to any Losses as a result thereof, the representations and warranties contained in this Agreement shall apply without giving effect to any “material,” “materially” or “Material Adverse Effect,” any knowledge qualifiers or similar qualifications contained therein, except knowledge qualifiers with respect to “threatened” matters.

(d)    The indemnity obligations set forth in this Section 7.2 will not apply for any Loss arising from Section 7.2(a) until such Loss, alone or when aggregated with all other Losses arising from Section 7.2(a), exceeds $30,000, and then only for the amount by which such Losses exceed $30,000 (the “Indemnity Basket”). The total liability of any LiveDeal Shareholder for matters arising under the indemnity obligations set forth in Section 7.2(a) shall be limited in the aggregate to such LiveDeal Shareholder’s Pro Rata Portion of the value of the Escrow Shares remaining in the Escrow Fund (the “Indemnity Cap”), as such value is determined by the last sale price of the YP Common Stock as quoted on the OTC Bulletin Board for the last trading day immediately prior to the date of Closing (the “Closing Price”), and recourse to the Escrow Fund shall be the sole and exclusive remedy of the Indemnified Persons against the LiveDeal Shareholders for matters arising under the Agreement. Notwithstanding the foregoing, any claim for Losses by any Indemnified Person pursuant to Section 7.2(a) arising as a result of a breach by LiveDeal or the Principal Shareholder of any representation or warranty set forth in Section 3.15 shall first be reduced by any Tax benefit attributable to any and all net operating losses, net capital losses, and net operating or capital loss carryforwards attributable to LiveDeal and its Subsidiaries for any Taxable period ending on or prior to the Effective Time (“Pre-Closing LiveDeal NOLs”) that are actually utilized in the Taxable period of such claim for Losses to offset any net Taxable income or gain (including any penalties, interest or other additions to Tax) arising from such claim for Losses.  If the Indemnified Person has other Taxable income or gain in the same Taxable period in which the net Taxable income or gain arising from such claim for Losses arises, the Pre-Closing LiveDeal NOLs shall, for purposes of this Section 7.2(d), first be utilized to offset the net Taxable income or gain arising from such claim for Losses.

7.3   Notice of Claim. An Indemnified Person who has a claim which would give rise to liability pursuant to this Article 7 shall give prompt notice to the Shareholder Representative of such claim, together with a reasonable description thereof. Except as otherwise provided in Section 8.3 with respect to Tax Proceedings, with respect to any claim by a third party, which is covered by the indemnifications contained hereunder, the party obligated to indemnify shall be afforded the opportunity, at its expense, to defend or settle such claim if, within 10 days of notice thereof, it acknowledges in writing its indemnification obligation hereunder, utilizes counsel reasonably satisfactory to the indemnified party, commences such defense promptly and pursues such defense with diligence; provided, however, that such indemnifying party shall secure the consent of the indemnified party to any settlement, which consent shall not be unreasonably withheld, unless the amount of the settlement (together with other settlements) is below the Indemnity Basket. If an indemnified party defends any claim hereunder, such party shall use reasonable efforts in such defense to mitigate Losses arising thereunder, and shall not settle any claim without the consent of the indemnifying party, which shall not be unreasonably withheld. Notwithstanding the foregoing, (i) if a claim seeks relief other than the payment of monetary damages; (ii) if the subject matter of a claim relates to the ongoing business of the indemnified party (including with out limitation, any relationship with continuing suppliers, customers or other persons or entities with whom the indemnified party does business), which claim, if decided against the indemnified party, could materially adversely affect the ongoing business or reputation of the indemnified party or its relationship to such other party; or (iii) the indemnified party may not be fully indemnified with respect to such claim, then, in each such case, the indemnified party alone shall be entitled to contest and defend such claim in the first instance, but may not settle such claim without the consent of the indemnifying party, which consent will not be unreasonably withheld, and, if the indemnified party does not contest, defend or settle such claim, the indemnifying party shall then have the right to contest and defend such claim, but not settle such claim without the consent of the indemnified party, which consent will not be unreasonably withheld. To the extent there is any inconsistency between the provisions of this Section 7.3 and the provisions of Section 8.3 with respect to Tax Proceedings, the provisions of Section 8.3 shall govern.

7.4   Satisfaction of Obligations. If an indemnifying party becomes obligated to indemnify another party with respect to any claim for indemnification hereunder and the amount of liability with respect thereto shall have been finally determined, the indemnified party shall deliver a notice to the indemnifying party and the Escrow Agent demanding payment pursuant to the Escrow Agreement. Additional provisions regarding the procedures for indemnification are as set forth in the Escrow Agreement.

ARTICLE 8

TAX MATTERS

The following provisions shall govern the allocation of responsibility as between YP and the Principal Shareholder for certain tax matters following the Effective Time:

8.1   Responsibility for Filing Tax Returns.

(a)    The Shareholders’ Representative shall prepare and file or otherwise furnish in proper form to the appropriate governmental authority (or cause to be prepared and filed or so furnished) in a timely manner all Tax Returns relating to LiveDeal and any Subsidiary that are required to be filed on or prior to the Effective Time; provided, however, that (1) Principal Shareholder will bear all costs and expenses associated with the preparation and filing of any such Tax Returns, including all accountants’ and auditors’ fees, and (2) the Shareholders’ Representative shall cause such Tax Returns to be prepared and filed, in a manner consistent with past practice of the Company (subject to any departure required to comply with any applicable law). YP shall cause to be prepared and filed all Tax Returns of LiveDeal and any Subsidiary required to be filed after the Effective Time.

(b)    With respect to any such Tax Return relating to LiveDeal and any Subsidiary that includes any taxable period ending on or prior to the Effective Time or beginning before the Effective Time and ending after the Effective Time, the filing party shall provide the other party and its authorized representatives with a copy of such completed Tax Return, together with appropriate supporting information and schedules, as soon as reasonably practicable prior to the due date (including any extension hereof) for the filing of such Tax Return, and such other party and its authorized representatives shall have the right to review, comment, and consent in writing (which written consent may not be unreasonably withheld, conditioned, or delayed) on such Tax Return and statement prior to the filing of such Tax Return.

8.2   Tax Cooperation and Exchange of Information. YP, Principal Shareholder, and the Shareholders’ Representative shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return, amended Tax Return, or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes or making representations to or furnishing information to parties subsequently desiring to purchase any part of the assets of LiveDeal or any Subsidiary, the equity of LiveDeal, or the equity of any Subsidiary. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by governmental authorities. YP, Principal Shareholder, and the Shareholders’ Representative shall make themselves (and their respective employees or independent contractors) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 8.2. Any information obtained under this Section 8.2 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

8.3   Control of Tax Proceedings. If, subsequent to the Effective Time, YP, the Surviving Corporation, Principal Shareholder, or the Shareholders’ Representative receives notice of a claim, suit or proceeding by any taxing authority that, if successful, could give rise to an indemnification obligation under this Agreement related to Taxes or an additional payment of Taxes (a “Tax Proceeding”), then within 15 calendar days after receipt of such notice, YP, the Surviving Corporation, Principal Shareholder, or the Shareholders’ Representative, as the case may be, shall give written notice of such Tax Proceeding to the other parties. The Shareholders’ Representative shall have the right to control any Tax Proceeding relating to a taxable period ending on or prior to the Effective Time; provided, however, that with respect to any such Tax Proceeding which may affect the Tax liability of YP, LiveDeal, the Surviving Corporation, or any Subsidiary, YP may participate at its own cost and expense and the Shareholders’ Representative shall keep YP informed of all material developments on a timely basis, consult with YP with respect to the resolution of such Tax Proceeding, and not resolve such Tax Proceeding without the prior written consent of YP, which consent shall not be unreasonably withheld, conditioned or delayed. The Shareholders’ Representative and YP shall jointly control any Tax Proceeding relating to a taxable period beginning before the Effective Time and ending after the Effective Time. YP shall control (i) any Tax Proceeding relating to a taxable period beginning after the Effective Time and (ii) any Tax Proceeding that the Shareholders’ Representative has the right to control but elects in writing not to control; provided, however, that with respect to any Tax Proceeding described in clause (ii), YP shall keep the Shareholders’ Representative informed of all material developments on a timely basis and YP shall not resolve such Tax Proceeding in a manner that could reasonably be expected to have an adverse impact on the LiveDeal Shareholders’ indemnification obligations under this Agreement without the Shareholders’ Representative’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Each party shall bear its own costs for participating in any Tax Proceeding.

8.4.   Other Tax Matters.

(a)    Termination of Tax Sharing Agreements. If applicable, any and all Tax sharing agreements or similar agreements with respect to or involving LiveDeal or any Subsidiary shall be terminated as of the Effective Time and, after the Effective Time, YP, the Surviving Corporation, or any Subsidiary shall not be bound by such agreements or have any liability thereunder.

(b)    Principal Shareholder’s Conduct. Except as otherwise required by law, or with the consent of YP, Principal Shareholder and the Shareholders’ Representative covenant and agree that neither them nor their affiliates shall file or amend any Tax Return, file any claim for refund, change any method of Tax accounting, settle or compromise any federal, state, local or foreign Tax liability regarding LiveDeal, the Surviving Corporation, or any Subsidiary, or make or change any Tax election with respect to any Tax period, in each case that may result in any increased tax liability of, or loss of Tax benefits by, YP, the Surviving Corporation, or any Subsidiary.

ARTICLE 9

GENERAL PROVISIONS

9.1   Public Statements. Except as required by applicable law, rule or regulation, including of the SEC, prior to the Effective Time, no party shall make any public announcement or statement with respect to the Merger, this Agreement or any related transaction without the approval of the other parties, which approval will not be unreasonably withheld. Each party agrees to consult with the other parties prior to issuing any such public announcement or statement.

9.2   Notices. All notices and other communications hereunder shall be in writing and shall be sufficiently given if made by hand delivery, by facsimile, by recognized overnight courier service, or by registered or certified mail (postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by it by like notice):

If to YP or Merger Sub:	YP Corp.
4840 East Jasmine Street, Suite 105 Mesa, Arizona 85205 FAX: (480) 654-9727 Attn.: Daniel L. Coury, Sr.

With a copy to:	Snell & Wilmer L.L.P.
One Arizona Center Phoenix, Arizona 85004 FAX: (602) 382-6070 Attn.: Daniel M. Mahoney

If to LiveDeal or Shareholders’ Representative:	LiveDeal Inc.
2550 Walsh Ave, Suite 100 Santa Clara, CA 95051 FAX: (408) 855-9998 Attn.: Rajesh Navar

With a copy to:	Latham & Watkins LLP
140 Scott Drive, Menlo Park, CA 94025 FAX: (650) 463-2600 Attn: Ora T. Fisher

All such notices and other communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; three business days after being deposited in the mail, postage prepaid, if delivered by mail; the next business day, if by recognized overnight courier service; and when receipt acknowledged, if faxed; provided, however, notice to a party’s attorney shall not constitute notice to such party.

9.3   Dispute Resolution. All claims, disputes and other matters in controversy (herein called a “Dispute”) arising directly or indirectly out of or related to this Agreement or the Escrow Agreement, or the breach thereof, whether contractual or noncontractual, and whether during the term or after the termination of this Agreement, will be resolved exclusively according to the procedures set forth in this Section 9.3.

(a)    Negotiation. The parties will attempt to settle Disputes arising out of or relating to this Agreement, or the breach thereof, by a meeting of two designated representatives of each party within five days after a request by either of the parties to the other party asking for the same.

(b)    Mediation. If such Dispute cannot be settled at such meeting, either party within five days of such meeting may give a written notice (a “Dispute Notice”) to the other party setting forth the nature of the Dispute. The parties will attempt in good faith to resolve the Dispute by mediation in Phoenix, Arizona (if such Dispute is asserted by LiveDeal or the Shareholder Representative) or in Santa Clara, California (if such Dispute is asserted by YP) under the Commercial Mediation Rules of AAA in effect on the date of the Dispute Notice. The parties will select a person who will act as the mediator under this subsection (b) within 60 days of the date of this Agreement. If the Dispute has not been resolved by mediation as provided above within 30 days after delivery of the Dispute Notice, then the Dispute will be determined by arbitration in accordance with the provisions of subsection (c) below.

(c)    Arbitration. Any Dispute that is not settled through mediation as provided in subsection (b) above will be resolved by arbitration in Phoenix, Arizona (if such Dispute is asserted by LiveDeal or the Shareholder Representative) or in Santa Clara, California (if such Dispute is asserted by YP), governed by the Federal Arbitration Act, 9 U.S.C. § 1 et seq., and administered by the AAA under its Commercial Arbitration Rules in effect on the date of the Dispute Notice, as modified by the provisions of this subsection (c), by a single arbitrator. The arbitrator selected, in order to be eligible to serve, will be a lawyer with at least 15 years experience specializing in business matters. In the event the parties cannot agree on a mutually acceptable single arbitrator from the list submitted by the AAA, AAA will appoint the arbitrator who will meet the foregoing criteria. The arbitrator will base the award on applicable law and judicial precedent and, unless both parties agree otherwise, will include in such award the findings of fact and conclusions of law upon which the award is based. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

(d)    Notwithstanding the foregoing or anything in this Agreement to the contrary:

(i)    Upon the application by either party to a court for an order confirming, modifying or vacating the award, the court will have the power to review whether, as a matter of law based on the findings of fact determined by the arbitrator, the award should be confirmed, modified or vacated in order to correct any errors of law made by the arbitrator. In order to effectuate such judicial review limited to issues of law, the parties agree (and will stipulate to the court) that the findings of fact made by the arbitrator will be final and binding on the parties and will serve as the facts to be submitted to and relied on by the court in determining the extent to which the award should be confirmed, modified or vacated; and

(ii)   Either party will have the right to apply to any court for an order to specifically enforce their rights under this Agreement and the other agreements contemplated by this Agreement, including but not limited to a party’s obligation to close the transaction and the confidentiality provisions contained in this Agreement.

(e)    Costs and Attorneys’ Fees. If either party fails to proceed with mediation or arbitration as provided herein or unsuccessfully seeks to stay such mediation or arbitration, or fails to comply with any arbitration award, or is unsuccessful in vacating or modifying the award pursuant to a petition or application for judicial review, the other party will be entitled to be awarded costs, including reasonable attorneys’ fees, paid or incurred by such other party in successfully compelling such arbitration or defending against the attempt to stay, vacate or modify such arbitration award and/or successfully defending or enforcing the award.

(f)    Tolling of Statute of Limitations. All applicable statutes of limitations and defenses based upon the passage of time will be tolled while the procedures specified in this Section 9.3 are pending. The parties will take such action, if any, required to effectuate such tolling.

9.4   Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to sections and articles of this Agreement unless otherwise stated. Words such as “herein,” “hereinafter,” “hereof,” “hereto,” “hereby” and “hereunder,” and words of like import, unless the context requires otherwise, refer to this Agreement (including the exhibits and attachments hereto). As used in this Agreement, the masculine, feminine and neuter genders shall be deemed to include the others if the context requires. The term “Agreement” means collectively this Agreement and the agreements, certificates and other documents delivered hereunder. For purposes of this Agreement, LiveDeal means LiveDeal and its subsidiaries, where appropriate.

9.5   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Agreement to preserve each party’s anticipated benefits under this Agreement.

9.6   Governing Law. This Agreement and the transactions contemplated hereby, and all disputes between the parties under or relating to this Agreement or the fact and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by the laws of the State of Arizona, without reference to conflict of laws principles that would require the application of any other law.

9.7   Counterparts. This Agreement may be executed in any number of counterparts, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, will bear the signatures of all parties reflected hereon as signatories.

9.8   Miscellaneous. This Agreement (together with all other exhibits, appendices, documents and instruments referred to herein): (a) constitutes the entire agreement, and supersedes all other prior agreements, representations, warranties and undertakings, both written and oral, among the parties, with respect to the subject matter hereof; (b) except as set forth in Article 7, is not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise, except that YP and Merger Sub may assign all or any portion of their rights under this Agreement to any wholly-owned subsidiary, but no such assignment shall relieve YP and Merger Sub of their obligations hereunder, and except that this Agreement may be assigned by operation of law to any corporation with or into which YP may be merged or otherwise sold, including through sale of assets or stock.

[SIGNATURE PAGE FOLLOWS]

MERGER AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, YP, Merger Sub, LiveDeal, and the Principal Shareholder have caused this Agreement to be executed on the date first written above.

YP CORP., a Nevada corporation

/s/ Daniel L. Coury, Sr.
By: Daniel L. Coury, Sr. Title: Chief Executive Officer

LD ACQUISITION CO., a California corporation

/s/ Daniel L. Coury, Sr.
By: Daniel L. Coury, Sr. Title: President

LIVEDEAL, INC., a California corporation

/s/ Rajesh Navar
By: Rajesh Navar Title: Chief Executive Officer and President

PRINCIPAL SHAREHOLDER:

Rajesh & Arati Navar Living Trust dated 9/23/2002

/s/ Rajesh Navar
Rajesh Navar, Co-Trustee

/s/ Arati Navar
Arati Navar, Co-Trustee

SHAREHOLDERS’ REPRESENTATIVE:

/s/ Rajesh Navar
Rajesh Navar

Exhibit A

Agreement of Merger

Exhibit B

Articles of Incorporation of Surviving Corporation

Exhibit C

Bylaws of Surviving Corporation

Exhibit D

Escrow Agreement

Exhibit E

Letter of Transmittal

Exhibit F

Form of Noncompetition, Nondisclosure and Nonsolicitation Agreement

Exhibit G

Rajesh Navar Employment Agreement